UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Translation of registrant’s name into English)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Press Release

On July 18, 2025, BeLive Holdings (the “Company”) announced the launch of its new content production and creative subsidiary, BeLive AI Studios Pte Ltd., which specializes in the creation of high-impact branded content, emotionally resonant advertising, and immersive social realism content tailored for digital-first audiences. The studio will serve brands, agencies, and platforms across Southeast Asia and global markets.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2025	BELIVE HOLDINGS

/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan
Chief Executive Officer, Chairman and Director

Exhibit No.	Description
99.1	Press Release dated July 18, 2025